PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-03774

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: &Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Burton Hills Blvd, Suite 350
(No. and Street)

Nashville	TN	37215
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael C Schaller	314-897-4920	mike.schaller@andpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anders Minkler Huber & Helm LLP
(Name – if individual, state last, first, and middle name)

800 Market St, Suite 500	St Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)
01/25/2005		2100	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Michael C Schaller_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of &Partners, LLC_____, as of 12/31_____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
MICHAEL RAMSEY
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City County
My Commission Expires: Sept. 08, 2026
Commission #14014631
```

Notary Public

Signature: *Michael C. Schaller*

Title:
FinOp and Controller

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION

&PARTNERS, LLC

AS OF DECEMBER 31, 2024

AND

Report of Independent Registered Public Accounting Firm

&PARTNERS, LLC
DECEMBER 31, 2024

Table of Contents:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 2

STATEMENT OF FINANCIAL CONDITION 3

NOTES TO FINANCIAL STATEMENT 4



Report of Independent Registered Public Accounting Firm

Member
&Partners, LLC
St. Louis, Missouri

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of &Partners, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of &Partners, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of &Partners, LLC's management. Our responsibility is to express an opinion on &Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to &Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Anders Minkler Huber & Helm LLP

Saint Louis, Missouri

We have served as &Partners, LLC's auditor since December 2024.

March 14, 2025

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

2 | P a g e

&PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	18,089,281
Restricted cash		2,528,851
Receivable from brokers, dealers and clearing organizations		6,379,029
Deposits with clearing organizations		750,000
Fair value of securities owned		1,369,206
Receivable from financial advisors		2,307,691
Prepaid expenses		1,386,143
Right of use lease assets, net		8,431,854
Property and equipment, net		641,375
Intangible assets, net		301,303
Other assets		662,118
Total Assets	$	42,846,851

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Commissions payable	$	8,788,707
Other accrued compensation and benefits		4,439,023
Accounts payable		1,834,091
Notes payable - secured		926,317
Lease liability		8,802,850
Payable to brokers, dealers and clearing organizations		52,685
Accrued expenses and other liabilities		307,594
Total Liabilities		25,151,267
Member's Equity		17,695,584
Total Liabilities and Member's Equity	$	42,846,851

The accompanying notes are an integral part of this statement.

&PARTNERS, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2024

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

&Partners, LLC (the "Company") (formerly Wiley Bros – Aintree Capital, LLC) began business as a Tennessee Limited Liability Company on May 1, 1996. The Company is a wholly-owned subsidiary of Ampersand Partners, LLC (the "Parent"). The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is also an investment advisor registered under the Investment Advisors Act of 1940. The Company is headquartered in Nashville, TN and has offices located through the United States.

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB").

Uses of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceeded the maximum coverage provided by the FDIC on insured depositor accounts. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk in cash. At December 31, 2024 the Company had $18,104,561 in excess of FDIC limits.

Restricted Cash
The restricted cash is collateral for certain financial advisor loans held at an unrelated third-party bank.

Receivables from Brokers, Dealers and Clearing Organizations
The Company clears all of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. Based on the terms and conditions of the Company's agreements with its clearing brokers, the amount receivable from the clearing brokers represents commission receivables and less amounts payable for transaction costs on unsettled securities trades.

Receivables from Financial Advisors
Receivables from financial advisors consist of various advance payments for, or on behalf of, certain financial advisors. Based on management's assessment of the credit history with its advisors having outstanding balances and current relationships with them, it has concluded that realized losses on balances outstanding at year end will be immaterial.

Allowance for Credit Losses
The Company applies FASB Accounting Standards Codification ("ASC") 326, Financial Instruments-Credit Losses, the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine whether there are expected credit losses in certain circumstances. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized costs, including commissions, fees and other receivables from clearing firms, and receivables from financial advisors utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectations of collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with commissions, fees and other receivables from clearing firms, and receivables from financial advisors is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2024.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is computed on a straight-line basis over their estimated useful lives, which range from three to five years. Major renewals and betterments, which extend the useful life of the asset are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in the statement of income/(loss). Leasehold improvements are amortized over the lesser of the economic life of the improvement, or the term of the lease.

Intangible Assets
Intangible assets are recorded at cost. Amortization is computed on a straight-line basis over the estimated useful life, which ranges from one to three years.

Deposits with Clearing Organizations
Deposits with clearing organizations consist of cash which has been placed with the Company's clearing organizations in the normal course of business. On December 31, 2024, the Company had $750,000 in cash on deposit with the Company's clearing organizations.

Retirement Plan

The Company maintains a qualified retirement plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. In addition, the plan requires a safe-harbor contribution and allows for additional discretionary contributions based on the participant's total compensation.

Revenue Recognition – Proprietary Securities Transactions

Security transactions are recorded in the accounts on a trade-date basis.

Fair Value

Receivable from brokers, dealers and clearing organizations, receivables from financial advisors, securities owned, other assets, accounts payable, notes payable, other accrued expenses, and payables to brokers, dealers and clearing organizations, are recorded at contracted amounts that approximate fair value.

Securities owned at fair value are determined using quoted market or dealer prices or other relevant observable information. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments. The Company categorizes its assets and liabilities that are accounted for at fair value in the Statement of Financial Condition into a fair value hierarchy in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities (See Note 10).

Income Taxes

The Company is a limited liability company treated as a disregarded entity for federal, state, and city income tax purposes and accordingly, no provision has been made in the accompanying financial statements for any federal, state, or local tax. All revenues and expenses pass directly to the Parent's income tax returns.

Uncertain Tax Positions

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such a challenge. Generally, the Company's tax returns remain open for three years for federal income tax examination.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the company the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, in the statement of financial condition, a lease liability and a corresponding right-of-use asset on the commencement date of the lease.

The Company is a lessee in several non-cancellable operating leases for office space. The Company recognizes lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The implicit rates of the Company's leases are not readily determinable and accordingly, it uses its incremental borrowing rate as the discount rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company applies the short-term lease practical expedient of excluding leases with a term of twelve months or less from the Statement of Financial Condition.

Other Assets

Other assets consist of accrued interest, security deposits, and other receivables.

Revenue from contracts with customers

The Company records revenues under the provisions of ASC 606, using a five-step revenue model to recognize revenue from contracts with customers. The five steps used in this process are: 1) identify the contract, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the price to the performance obligations, and 5) recognize the revenue. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount of timing of and cash flows from customer contracts.

Asset Management

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming he benefits as they are provided by the Company

Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Commissions

Brokerage Commissions and Revenue from Sale of Investment Company Shares. The Company buys and sells securities, investment company shares, and annuities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with counterparty and confirms the trade

with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. 12b-1 fees are recognized as revenue at the point in time that the service is performed.

Investment Banking

Underwriting fees. The Company underwrites securities for governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Gain or Loss is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point

Revenue from Clearing Firm

Revenue from net asset flows and cash sweep. The Company earns fees from its clearing firm based on recruited customer assets and cash balances in accordance with the terms specified in the customer brokerage agreements and the Company's clearing contract.

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company is engaged in buying and selling securities as both principal and/or agent. The Company introduces these transactions for clearance to other firms on a fully disclosed basis. The agreements between the Company and its clearing broker dealers provide that the Company is obligated to assume any exposure related to nonperformance by its' customers. If any transaction fails to settle, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. The Company maintains cash and securities in excess of the established limit of the Securities Investor Protection Corporation ("SIPC").

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c-3-l under the Securities Exchange Act of 1934. At December 31, 2024, the Company's net capital of $8,644,436 was $7,594,896 in excess of the minimum requirement of $1,049,540.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Computers and equipment	$	230,649
Office furniture and fixtures		365,293
Leasehold improvements		201,270
		797,212
Less accumulated depreciation		(155,837)
Net	$	641,375
Right of use assets, net	$	8,431,854

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consist of the following:

Website development	$	238,609
Cost to obtain contract		119,115
		357,724
Less accumulated amortization		(56,421)
Net	$	301,303

NOTE 6 - RELATED PARTY TRANSACTIONS

Receivables from financial advisors consist of various advance payments for, or on behalf of, certain financial advisors. At December 31, 2024, amounts due from financial advisors and other related parties, are included in Receivables from financial advisors and Other assets, and totaled $2,337,165.

NOTE 7 - LEASE COMMITMENTS

The Company is the lessor of office space under several month-to-month operating lease agreements in addition to obligations as a lessee for office space at several locations. The Company classified these leases as operating leases. Lease terms expire over the next one to eight years and contain renewal options. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and maintenance of common areas. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Future minimum lease payments under non-cancellable operating leases are as follows

Years ending December 31,

2025	$	2,266,853
2026		2,346,185
2027		2,140,200
2028		2,097,719
2029		1,837,446
Thereafter		981,725
Total lease payments		11,670,128
Less: Imputed interest		(2,867,278)
Total operating lease liabilities	$	8,802,850
Weighted average lease term remaining (in years)		5.17
Weighted average discount rate		11.98%

Future minimum lease payments associated with short-term leases and leases that have not yet commenced were $368,000 and $355,362, respectively, and are not included in the above lease table.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

NOTE 9 - NOTE PAYABLE-SECURED

The Company has a $7,500,000 secured bank line of credit which is used to finance securities purchases as needed. The interest rate is based on 1-month SOFR plus 2.5%. The loan is renewed annually and had an interest rate of 6.977% at December 31, 2024. The loan contains financial covenants pertaining to the Company's equity balance which the Company maintained compliance with during 2024. The line of credit expired January 22, 2025 and was subsequently renewed through April 22, 2025. The line of credit is secured by securities purchased utilizing the line of credit.

NOTE 10 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. Securities owned at fair value are determined using quoted market or dealer prices or other relevant observable information.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2024.

Fair Value Measurements on a Recurring Basis as of December 31, 2024

	Fair value	Level 1	Level 2
Securities owned	$ 1,369,206	$ -	$ 1,369,206

NOTE 11 – COMMITMENTS AND LEGAL CONTINGENCIES

In the normal course of business, the Company is subject to various claims and litigation arising from normal business operations. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some legal actions or claims could be decided as unfavorable to the Company.

The Company and certain of its personnel are named defendants in separate arbitration matters initiated by competitor firms related to its recruitment and hiring activities. The statements of claim arising in connection with these arbitration matters allege that the hires violated certain duties and obligations owed to their prior firms and the Company aided and abetted such violations. The Company believes the allegations are without merit and intends to vigorously defend itself and has also established certain contingencies intended to mitigate the costs/expenses associated with the proceedings and its defenses. In each of the respective matters, the plaintiffs have not specified any amount or measure of damages but is it possible that the proceedings may at some point merit the establishment of financial reserves or cause the Company to incur expenses or losses not presently reflected in the Company's financial statements.

NOTE 12 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 14, 2025, the date the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

The Company's line of credit expired January 22, 2025, and was subsequently renewed through April 22, 2025.